QUEST ENERGY PARTNERS, L.P.
9520 North May Avenue, Suite 300
Oklahoma City, OK 73120
September 28, 2007
BY EDGAR AND BY HAND
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attn:      H. Roger Schwall
              Assistant Director

Re:	Quest Energy Partners, L.P.
Amendment No. 1 to Registration Statement on Form S-1 Filed
September 6, 2007
File No. 333-144716
Dear Mr. Schwall:
             Set forth below are the responses of Quest Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), to
        •    the comment letter, dated September 18, 2007 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-1 (File No. 333-144716) (the “Registration Statement”); and
        •    the comment letter dated September 26, 2007 with respect to the Staff’s engineering comments related to Amendment No. 1 (collectively, the “Comment Letter”).
             The revisions described herein are incorporated in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which has been filed with the Commission via EDGAR simultaneously with this letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.
             For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Partnership’s response thereto. All references to page numbers in the text of this letter refer to pages in Amendment No. 2.
             Enclosed herewith are hard copies of Amendment No. 2, marked to indicate the changes made to Amendment No. 1 filed with the Commission on September 6, 2007.

September 28, 2007

Amendment No. 1 to Form S-1 filed September 6, 2007
General
1.	We note your responses to our previous comments 2 through 4 and remind you that you will need to provide current and updated disclosure with each amendment. Also, we will need sufficient time to review all new disclosure, including any additional proposed artwork or graphics.

We respectfully acknowledge the Staff’s comment. Amendment No. 2 and subsequent amendments to the Registration Statement will contain current and updated disclosure, including additional proposed artwork and graphics, that is available at the time of such filings. A map of the Partnership Properties has been added to the inside front cover page of the Prospectus.

2.	We note that we have requested your most recent engineering report. We may have further comments upon our review of such report.

We received engineering comments from the Staff on September 26, 2007. Our responses to those comments are addressed below.
Summary, page 1
3.	We note your response to our previous comment 5. Please include your explanation of the term “growth-oriented” and how it relates to you in your registration statement.

We have removed references to being “growth-oriented.” Please see pages 1, 89 and 115.
Adjusted EBITDA, page 18
4.	We have reviewed your amended disclosure provided in response to comment 10 of our letter dated August 17, 2007 and do not believe this revised disclosure adequately demonstrates the usefulness of Adjusted EBITDA, which excludes the recurring amounts related to changes in derivative fair value. Specifically, your disclosure in the second and fourth bullet points relate to other non-GAAP financial measures, which do not justify the disclosure of Adjusted EBITDA by association or similarity in calculation. The statement in the third bullet point appears to contradict your disclosure at the end of the immediately preceding full paragraph, which states your measure of Adjusted EBITDA may not be comparable to those disclosed by other companies. Therefore, it does not appear appropriate to state your calculation of Adjusted EBITDA is useful to your investors simply because

September 28, 2007

other companies have also disclosed this measure. We again refer you to the answer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued by the staff on June 13, 2003, which provides specific areas to consider for disclosure in order to demonstrate the usefulness of a non-GAAP financial measure that excludes recurring items. Please revise your disclosures accordingly.

We respectfully acknowledge the Staff’s comment. We have revised our disclosure regarding Adjusted EBITDA to assist in demonstrating its usefulness as a non-GAAP financial measure for investors. Please see pages 18 through 20 and pages 92 and 93.
Operations and Revenues, page 65
Gas and Oil Revenues, page 68
5.	We note your responses 28 and 29. Indicate the “breakeven price” for natural gas that will permit you to make cash distributions.

We have inserted a new column to the table on page 70 indicating the “breakeven price” of $7.02 per mcf of natural gas that will permit us to make cash distributions.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Years Ended December 31, 2005 and 2006
Operating Expenses, page 96
6.	We note you revised your disclosure to include a tabular presentation of your operating results for each period. Please revise your disclosure related to operating expenses to discuss the total amount as they are reflected in each table.

We have revised our disclosure related to operating expenses to discuss the total amounts as they are reflected in each table in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operations for Quest Energy Partners Predecessor.” Please see pages 96, 98, 100, 102, and 104.
Executive Compensation Discussion and Analysis, page 137
7.	We note your response to prior comment 54. If the targets have been set, identify them for us and provide with a detailed analysis as to how disclosure of these targets would cause you competitive harm. See Instruction 4 of Item 402(b) of Regulation S-K and Section II.B.2 of Release No. 33-8732A, including footnote 94, for further guidance.

September 28, 2007

     As discussed on page 141, for 2007, annual bonuses will be determined by our Parent based on the achievement of targeted levels of EBITDA, lease operating expense (excluding gross production taxes and ad valorem taxes), finding and development cost, year-end proved reserves and production. We have expanded disclosure on page 141 to describe the relative weighting of each factor in determining the bonus amount and the percentage of target at which bonuses will not be paid and at which no additional amounts will be paid.
As discussed in our letter to the Staff dated September 6, 2007, we have withheld the quantitative performance target levels previously established by our Parent’s compensation committee, because we have determined the disclosure of such information would result in competitive harm. We have made this determination based on an evaluation of the applicable established standards of confidential commercial or financial information as set forth statutorily and in case law. Consistent with the established standards for requests for confidential treatment, we have not publicly disclosed the specific performance target levels for our Parent’s Management Annual Incentive Plan. We believe that the disclosure of these targets would cause substantial harm to our competitive position in several ways.
First, such disclosure would require us to set forth our Parent’s projections as to achievable levels of EBITDA, lease operating expense, finding and development cost and year-end proved reserves for 2007. Historically, our Parent has only publicly disclosed its estimates of production for the current year. Disclosure of our Parent’s confidential projections and budgeted financial information underlying the performance targets would allow our competitors to obtain such previously undisclosed information, thus placing us at a specific competitive disadvantage, especially if we are not privy to comparable information about our competitors. Disclosure of the performance targets would convey our business plan(s) and forecasted development, which would enable our competitors to glean our plans for growth in our developing operative areas.
In addition, the performance targets for the awards were established pursuant to our confidential business plan and relate to key elements of our financial performance. Specifically, the performance targets relate to growth in EBITDA and year-end reserves and reductions in lease operating expense and finding and development costs. Disclosing our targeted and projected levels of performance with respect to these key measures would provide our competitors with valuable knowledge of our business strategy and could result in competitive disadvantage.
Finally, disclosure of the performance targets would cause us competitive harm in our intense competition for executive talent. We are always in the market to attract and retain the services of key individuals who are leaders in their field. We believe that our ability seek out and retain talent is essential to achieve our business development and bottom-line operating performance goals. By disclosing our performance targets, we would provide our competitors for talent with the details of our compensation practices which

September 28, 2007

would allow those competitors to replicate those practices. We would then have difficulty retaining talent and/or hiring talent away from our competitors.
Therefore, we respectfully submit to the Staff that our non-disclosure of the performance targets is justified.
General Partner’s Right to Reset Incentive Distribution Levels, page 78
8.	We note your response to our previous comment 32. Please include a hypothetical that shows the effect of the reset of the incentive distribution levels by the holder of the incentive distribution rights.

We believe the tables on page 82 hypothetically show the effects of resets of the incentive distribution levels by the holder of the incentive distribution rights.
Critical Accounting Policies and Estimates, page 106
9.	We note your response to our prior comment 42 and your revised disclosure in which you have further identified the factors upon which estimates are made to support the amounts recorded in your financial statements. However, your disclosures do not provide the reader with an understanding of the sensitivity of such amounts to changes in the estimates upon which they are based. For example, your discussions of derivative and hedging activities and gas and oil properties do not discuss the dollar impact of a percentage change in the primary factors underlying these estimates. Please further expand your disclosure to provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information.

We have further expanded the disclosure to provide additional information with respect to the sensitivity of our derivative and hedging activities and oil and gas properties to changes in the underlying estimates. Please see pages 108 through 110.
Legal Proceedings, page 130
10.	We note your new disclosure regarding the Hugo Spiecker litigation. In the first sentence, you reference “certain alleged mineral and/or overriding royalty interests owners.” This language suggests that these parties may not actually own these interests, however you do not address that in your disclosure. Please advise or revise.

The lawsuit was filed shortly before Amendment No. 1 was filed and at the time of filing we had not had an opportunity to confirm that the plaintiffs owned any mineral interests. Since the filing of Amendment No.1, we have confirmed the identity of the plaintiffs and, accordingly, we have revised our disclosure. Please see pages 33, 133 and F-60.

September 28, 2007

Unaudited Pro Forma Financial Statements, pages F-3 — F-5
11.	We note your adjustments to remove the predecessor partners’ capital of $67,987 does not equal the adjustments to create the common units, subordinated units and general partner interests to related entities as detailed in note (g). We also note your adjustments to common units issued to the public in notes (e) and (f) do not equal the amounts discussed in the notes. It appears certain adjustments in your partners’ capital continue to be netted. Please revise your pro forma adjustments column to provide all adjustments on a gross basis.

We have revised certain numbers in the pro forma adjustments column in response to the Staff’s comment and have combined former adjustment footnotes (e) and (f) into single footnote (e). On page F-3, we broke out adjustments for each of the common units, subordinated units and general partner interest. Please see pages F-3 through F-7.

12.	We note your response to our prior comment 64. Please revise to provide the required SFAS No. 69 disclosure on a pro forma basis or disclose that there are no pro forma adjustments to your historical disclosure and provide a cross-reference to the historical data.

We have added a note to the pro forma financial statements in response to the Staff’s comment. Please see page F-7.
Carve Out Balance Sheets, page F-9
13.	We note your response to our prior comment 65. Tell us why there is an impairment provision balance within accumulated depreciation, depletion and amortization and why the impairment has not been applied against specific oil and gas properties within the properties being amortized and properties not being amortized balances on your balance sheet.

We have reviewed applicable accounting literature, specifically Appendix A: Illustrative Financial Statements and Supplemental Information to the American Institute of Certified Public Accountants Audit and Accounting Guides/Audits of Entities with Oil and Gas Producing Activities, which allows impairment to be included with accumulated depreciation, depletion and amortization on the balance sheet.

14.	Tell us why the cash balance and partners capital have increased in your amended S-1 from zero to $21,334 for the year ended December 31, 2006. In addition, we note your independent accountants revised and updated the date of their opinion on page F-8. Tell us how you and your independent accountants determined the financial statements should not have been marked as restated with appropriate footnote disclosures detailing the adjustments made since their presentation in the initial filing.

September 28, 2007

In responding to a prior Staff comment, we realized that we had inappropriately not included cash of our Parent in our carve-out financial statements. We believe it is appropriate to include the cash in the carve-out financial statements, since it is attributable to the Partnership Properties. We revised the cash balance and partners’ capital accordingly. We have revised the 2006 carve-out financial statements to indicate that they have been restated.
Engineering Comments
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 87
Six Months Ended June 30, 2006 and June 30, 2007, page 93
1.	The table for “Average Sales Prices per Unit (Mcfe)” displays an increase in 2007 compared to 2006. This disagrees with your statement, “The increase in oil and gas sales . . . was partially offset by the natural decline in production from older gas wells and a decline in gas prices between periods.” Please amend your document to remove this inconsistency.

We have revised the disclosure on page 96 as requested.
Notes to Carve Out Financial Statements, F-13
Acquisitions, page F-19
2.	We note your statement, “At the time of acquisition, the acquired assets had approximately 95.9 Bcfe of estimated proved reserves, 91.7 Bcfe of estimated probable reserves and 72.2 Bcfe of estimated possible reserves.” Paragraph 5 of Item 102 of Regulation S-K prohibits estimates of oil or gas reserves other than proved in filings with the Commission. Please amend your document to comply with this requirement.

We are aware of the prohibition in Item 102 with respect to the disclosure of probable and possible reserves in filings with the Commission. The inclusion of these numbers in Amendment No. 1 was inadvertent and we have removed them from Amendment No. 2. Please see page F-19.
     Please do not hesitate to contact our attorneys at Stinson Morrison Hecker LLP, specifically, Patrick J. Respeliers at (816) 691-2411 or James S. Swenson at (816) 691-2768, if you have any questions regarding this submission.

September 28, 2007

Sincerely, /s/ David E. Grose David E. Grose Chief Financial Officer

cc:	Shannon Buskirk
Robert Carroll
Ronald Winfrey
John Madison